 As filed with the Securities and Exchange Commission on August 31, 1999
                                                    Registration No. 333-
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                              --------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                              --------------------

                         BOLDER TECHNOLOGIES CORPORATION
             (Exact name of registrant as specified in its charter)

          DELAWARE                                     84-1166231
(State or other jurisdiction of            (I.R.S. Employer Identification No.)
incorporation or organization)


                              --------------------
                            4403 TABLE MOUNTAIN DRIVE
                             GOLDEN, COLORADO 80403
                                 (303) 215-7200
       (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                              --------------------
                               DANIEL S. LANKFORD
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         BOLDER TECHNOLOGIES CORPORATION
                            4403 TABLE MOUNTAIN DRIVE
                             GOLDEN, COLORADO 80403
                                 (303) 215-7200
    (Name, address, including zip code, and telephone number, including area code, of agent for service)

                              --------------------
                                   COPIES TO:
                             JAMES H. CARROLL, ESQ.
                            ANDREW D. DICKINSON, ESQ.
                               COOLEY GODWARD LLP
                        2595 CANYON BOULEVARD, SUITE 250
                                BOULDER, CO 80302
                                 (303) 546-4000
                              --------------------

                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:

         From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                   PROPOSED               PROPOSED
                                            AMOUNT TO BE       MAXIMUM OFFERING       MAXIMUM AGGREGATE           AMOUNT OF
 TITLE OF SECURITIES TO BE REGISTERED        REGISTERED       PRICE PER UNIT (1)     OFFERING PRICE (1)        REGISTRATION FEE
-----------------------------------------------------------------------------------------------------------------------------------
Debt securities (2)                                (3)               (3)                       (3)
-----------------------------------------------------------------------------------------------------------------------------------

Preferred stock, par value $.001                   (3)               (3)                       (3)
-----------------------------------------------------------------------------------------------------------------------------------

Depositary shares representing                     (3)               (3)                       (3)
preferred stock (4)
-----------------------------------------------------------------------------------------------------------------------------------

Warrants                                           (3)               (3)                       (3)
-----------------------------------------------------------------------------------------------------------------------------------

Common stock, par value $.001 (5)(6)               (3)               (3)                       (3)
-----------------------------------------------------------------------------------------------------------------------------------

Totals                                 $30,000,000 (7)          100% (8)           $30,000,000 (7)(8)             $8,340 (9)
===================================================================================================================================

(1) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457. The proposed maximum offering price per unit will be determined from time to time by the Registrant in connection with the issuance of securities registered hereunder. No separate consideration will be received for common stock, preferred stock, debt securities or warrants that are issued upon conversion or exchange of debt securities, preferred stock, depositary shares or warrants.

(2) The debt securities registered hereby include such additional amount as may be necessary so that, if debt securities are issued at an original issue discount, the aggregate initial offering price of all debt securities will equal $30,000,000.

(3) Omitted pursuant to General Instruction II.D of Form S-3 under the Securities Act of 1933, as amended.

(4) To be represented by depository receipts representing an interest in all or a specified portion of a share of preferred stock.

(5) There is also registered hereunder such indeterminate number of shares of common stock as may from time to time be issued upon conversion or exchange of debt securities, preferred stock, depository shares or warrants registered hereunder.

(6) Includes Preferred Share Purchase Rights ("Rights"). The Rights are associated with and trade with the common stock. The value, if any, attributable to the Rights is reflected in the market price of the common stock.

(7) In no event will the aggregate initial offering price of all securities issued from time to time pursuant to this registration statement exceed $30,000,000 or the equivalent thereof in one or more foreign currencies or composite currencies, including the euro. Any securities registered hereunder may be sold separately or as units with other securities registered hereunder.

(8)  Estimated solely for the purposes of computing the registration fee.

(9) Calculated pursuant to Section 6(b) of the Securities Act of 1933, as amended.

                              --------------------

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION                                    PRELIMINARY PROSPECTUS
                                                         DATED AUGUST 31, 1999


                                     [LOGO]


                         BOLDER TECHNOLOGIES CORPORATION

                       COMMON STOCK, PREFERRED STOCK, DEBT
                   SECURITIES, DEPOSITARY SHARES AND WARRANTS

                              --------------------

         We may offer from time to time up to $30,000,000 of our common stock, preferred stock, debt securities, depository shares, or warrants. When we offer securities, we will provide you with a prospectus supplement or term sheet describing the terms of the specific issue of securities, including the offering price of the securities.

         You should read this prospectus and the prospectus supplement or term sheet carefully before you invest. The prospectus supplement or term sheet for each offering of securities will describe in more detail the plan of distribution for that offering. For general information about the distribution of the securities offered, please see "Plan of Distribution" on page 25.

         Our address and telephone number are: BOLDER Technologies Corporation., 4403 Table Mountain Drive, Golden, Colorado 80403, (303) 215-7200.

                              --------------------

         SEE "RISK FACTORS" BEGINNING ON PAGE 7 OF THIS PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE PURCHASING OUR SECURITIES.

                              --------------------

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                              --------------------

         THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                              --------------------


                                     , 1999

                                TABLE OF CONTENTS


                                                                    Page
                                                                    ----
Where You Can Find More Information.................................  2
Forward-Looking Statements..........................................  3
About this Prospectus...............................................  4
The Company.........................................................  4
Risk Factors........................................................  7
Use of Proceeds..................................................... 17
Ratio of Earnings to Fixed Charges and Ratio of Earnings
To Combined Fixed Charges and Preferred Stock Dividends............. 17
The Securities...................................................... 18
Description of Common Stock......................................... 18
Description of Preferred Sock....................................... 20
Description of Debt Securities...................................... 22
Description of Depository Shares.................................... 24
Description of Warrants............................................. 24
Plan of Distribution................................................ 25
Legal Matters....................................................... 27
Experts............................................................. 27

                       WHERE YOU CAN FIND MORE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission. You may inspect and copy such material at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and at Seven World Trade Center, New York, New York 10048. You can also inspect such materials at The National Association of Securities Dealers, 1735 K Street, N.W., Washington, D.C.

         Please call the SEC at 1-800-SEC-0330 for more information on the public reference rooms. You can also find our SEC filings at the SEC's web site, "http://www.sec.gov."

         The SEC allows us to "incorporate by reference" the information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. Information in this prospectus supercedes information incorporated by reference which we filed with the SEC prior to the date of this prospectus. Information that we file later with the SEC will automatically update and supercede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

     o Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

     o    Quarterly Report on Form 10-Q for the period ended March 31, 1999;

     o    Quarterly Report on Form 10-Q for the period ended June 30, 1999;

     o    Definitive Proxy Statement dated April 30, 1999; and

     o The description of common stock contained in our Registration Statement on Form 8-A declared effective by the Securities and Exchange Commission on April 29, 1996, including any amendment or reports filed for the purpose of updating such description.

     You may request a copy of these filings (excluding exhibits which are not specifically incorporated by reference into this prospectus), at no cost to you, by writing or telephoning us at:

                         BOLDER Technologies Corporation
                            4403 Table Mountain Drive
                             Golden, Colorado 80403
                          Attention: Investor Relations
                            Telephone: (303) 215-7200
                            http://www.boldertmf.com

     This prospectus constitutes a part of a registration statement on Form S-3 that has been filed with the SEC. SEC rules permit us to omit certain of the information contained in the registration statement. For such information, please refer to the registration statement on file with the SEC, including the exhibits to the registration statement. The information contained on our Web site does not constitute a part of this prospectus.

                              --------------------

     YOU SHOULD RELY ONLY UPON THE INFORMATION CONTAINED IN THIS DOCUMENT OR DOCUMENTS TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                           FORWARD-LOOKING STATEMENTS

     Statements about our expectations and all other statements made in this registration statement or incorporated by reference hereby, other than historical facts, are forward-looking statements. Those statements include words such as "anticipate," "estimate," "project," "intend" and similar expressions which we have used to identify these statements as forward-looking statements. These statements appear throughout this prospectus and are statements regarding our intent, belief, or current expectations, primarily with respect to the operations of BOLDER Technologies Corporation or related industry developments. You are cautioned that any such forward-looking statements do not guarantee future performance and involve risks and uncertainties, and that actual results could differ materially from those discussed here and in the documents incorporated by reference in this prospectus. These factors, as and when applicable, are discussed in our filings with the Securities and Exchange Commission, including our most recent annual report on Form 10-K, a copy of which may be obtained from us without charge. See "Where You Can Find More Information."

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement (No. 333-       ) that
we filed with the Securities and Exchange Commission utilizing a "shelf" registration process. Under this shelf registration process, we may offer from time to time up to $30,000,000 of any of the following securities, either separately or in units: common stock, preferred stock, debt securities, depositary shares representing preferred stock, and warrants. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, we will provide you with a prospectus supplement or term sheet that will describe the specific amounts, prices and terms of the securities being offered. The prospectus supplement or term sheet may also add to, update or change information contained in this prospectus.

                                   THE COMPANY

     BOLDER Technologies Corporation ("Bolder") is an energy technology company that is developing and commercializing advanced, high power, rechargeable battery systems based on our patented thin metal film ("TMF") technology. Our TMF battery uses proven lead acid electrochemistry in a proprietary configuration that has higher power density than any other commercially available battery system. We believe that our TMF batteries are attractive for many existing battery-powered applications that require very large bursts of power, and will enable new applications that could not previously be powered by batteries. In addition, we believe that the combination of the following characteristics of our TMF battery systems offers advantages over commercially available rechargeable batteries in a broad range of current and future applications.

     o HIGH POWER. We believe our TMF batteries can deliver higher sustained power density than any other commercially available battery technology. This is important in existing applications such as high power/pulse power tools, specialty standby power, power quality and engine starting, and may enable new applications ranging from high performance hybrid electric vehicles to an automotive starting battery that weighs substantially less than conventional automotive starting batteries.

     o COST EFFECTIVE. TMF batteries are manufactured using inexpensive, readily available raw materials. In addition, we believe our manufacturing process will be cost effective at high volumes.

     o NO MEMORY EFFECT. TMF batteries do not suffer from the memory effect that reduces the capacity of nickel cadmium ("NiCd") batteries if they are partially discharged and recharged repeatedly.

     o SMALL SIZE. In high power applications, such as high power/pulse power tools, automotive starting and standby power, TMF batteries can do the same amount of work as much larger conventional rechargeable batteries. Since the battery system typically accounts for a significant part of the physical volume and weight of these products, TMF technology can make such products easier to use and/or less expensive to manufacture by enabling reductions in product size.

     o FASTER RECHARGE. TMF batteries can be recharged to full capacity in less than five minutes with an appropriate charger, allowing the device to be back to work quickly, thus increasing the "up time" of the device.

     o STABLE DISCHARGE VOLTAGE. In some applications, notably standby power, electronic circuits must be used to compensate for the voltage drop during discharge of other types of rechargeable batteries. TMF batteries have very stable voltage during high rate discharge, and thus provide more consistent performance and potentially reduce the need for and cost of voltage regulation.

     o COOL OPERATION. High power operation of batteries typically generates significant heat that must be accommodated in the design of products, such as standby power systems or professional power tools. The low impedance of TMF batteries greatly reduces the amount of heat generated by the battery, thus simplifying product design.

     o SUPERIOR COLD TEMPERATURE OPERATION. All batteries lose capacity as the temperature drops. TMF batteries lose much less of their room temperature capacity at lower temperatures than do conventional batteries.

     o EXTREMELY RAPID RESPONSE. TMF batteries deliver energy when requested much more rapidly than conventional batteries.

     o EASY TO RECYCLE. Environmental concerns have made recycling of batteries increasingly important. Unlike many existing and emerging battery technologies, TMF batteries are readily handled by the well developed recycling process that is currently used to recycle approximately 90 percent of the lead acid batteries in the United States.

     We have focused our initial product development efforts on our sub-C cell, which was introduced in October 1998. The sub-C cell can be used as a modular building block for battery packs that can be used in a variety of applications.

     In May 1997, we moved to a new 127,000 square foot leased manufacturing facility and corporate headquarters in Golden, Colorado. The facility is designed to accommodate multiple production lines and two research and development lines, as well as all of our other operations. In the third quarter of 1997, we received our first high-volume manufacturing line from our vendor. The manufacturing line is designed to produce four million sub-C two-volt battery cells per year.

     For approximately one year after we received our production line, we focused most of our resources on qualifying the line for commercial production. We completed a process of debugging, testing and qualifying the production line, as well as making appropriate modifications to the line, in the fourth quarter of 1998. We are currently producing several thousand sub-C cells per month for sampling, to fulfill small orders, to conduct experiments to improve our production process and product performance, and to build inventory for assembly of the BOLDER SECURESTART(TM) instant engine starting product that we introduced in August 1999.

     We believe that the task of improving the efficiency of our first production line, the efficiency of the overall manufacturing process, and the performance of our TMF battery products will be an ongoing activity, as with any new process technology, even beyond the start of our commercial operations. Additional modifications will be required from time to time to improve the production capability of the line. Similarly, changes in the design of our products will be required from time to time to improve product performance.

     Recently, we have begun to focus on the design and introduction of a series of end-use customer products based on our TMF technology. On August 5, 1999, we introduced the BOLDER SECURESTART(TM), an instant engine starter, which is based on our TMF technology and, specifically, the sub-C cell. In addition, in June 1999 we announced an agreement with Snap-on Tools Company, a subsidiary of Snap-on Incorporated, to supply our TMF battery technology to a line of Snap-on products for professional auto technicians.

     We are also working with prospective OEM customers to develop market opportunities and leverage our resources. Presently, certain of our prospective OEM customers are testing and evaluating our TMF batteries. These companies may design our TMF batteries into one or more of their products. However, we currently expect only modest product shipments to our prospective OEM customers prior to the completion of their testing and evaluation processes. In addition, there can be no assurance that our prospective OEM customers will design our TMF batteries into any of their products.

     We currently expect that:

     o we will generate revenues primarily from the sale of our TMF-based products;

     o product shipments and resulting revenues will remain at nominal levels until we begin to ship our SECURESTART product in or after the fourth quarter of 1999; and

     o the majority of our near-term revenues to be generated from sales of our SECURESTART product.

     In June 1995, we entered into a joint venture with Johnson Controls, Inc. ("JCI"), one of the world's leading suppliers of automotive batteries. The primary objective of the joint venture was to develop high volume manufacturing technology for TMF batteries. In 1997, after the joint venture had substantially completed its primary objective, the joint venture was terminated and we entered into a new relationship with JCI. Under the terms of the new relationship, which were finalized in July 1997, JCI will separately implement TMF battery-manufacturing facilities to best meet the unique requirements of its markets. In connection with the termination of the joint venture, we received a cash payment from JCI, retained all of the tangible net assets of the joint venture, granted JCI certain royalty-bearing licenses, committed to provide certain technology transfer services to JCI, and entered into a cross supply agreement with JCI pursuant to which each party has agreed to supply the other party with minimum quantities of TMF battery products for several years. Each of the licenses that we granted to JCI in connection with the termination of the joint venture is royalty bearing, and certain of the licenses are subject to minimum royalties and minimum performance criteria. We completed all of our obligations to provide technology transfer services to JCI in 1998.

     We were incorporated in Colorado in 1991 and reincorporated in Delaware in 1993. Our executive offices are located at 4403 Table Mountain Drive, Golden, Colorado 80403, and our telephone number is (303) 215-7200. Our Web site address is "www.boldertmf.com." Information contained on our Web site does not constitute part of this prospectus.

     References in this prospectus to "Bolder," "we," "our," and "us" refer to BOLDER Technologies Corporation, a Delaware corporation.

                                  RISK FACTORS

     An investment in the securities being offered by this prospectus involves a high degree of risk. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business. We will describe the risks relating specifically to the different types of securities we may offer under this registration statement in the supplemental prospectus or term sheet relating thereto.

     If any of the events described in the following risks actually occur, our business, financial condition and operating results could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

WE ARE A DEVELOPMENT STAGE COMPANY, HAVE A LIMITED OPERATING HISTORY AND ARE SUBJECT TO MANY RISKS APPLICABLE TO A YOUNG COMPANY.

     Since our inception in 1991, we have been principally engaged in research and development activities relating to our TMF batteries. To date, our revenues have been derived solely from technology transfer services, license fees, federal Small Business Innovation Research research and development agreements, customer funded research and development agreements and limited sales of prototype batteries. Since inception, we have generated revenues of approximately $389,000 from sales of our batteries. We did not commence initial, limited commercial production of our TMF batteries until October 1998. We do not expect a significant volume of product shipments and resulting product sales revenues prior to the fourth quarter of 1999. The market for our products is unproven.

     We will encounter the risks and difficulties frequently encountered by development stage companies in new and evolving markets. We may not successfully address any of these issues.

WE HAVE A HISTORY OF LOSSES, WE EXPECT TO LOSE MONEY IN THE FUTURE AND WE MAY NOT ACHIEVE OR SUSTAIN PROFITABILITY.

     We have not achieved profitability or material revenues from the sale of battery products. As of June 30, 1999, we had an accumulated deficit of $39.8 million. We do not expect to have material product revenues until the fourth quarter of 1999 at the earliest. We do not expect to have a profitable quarter prior to the second half of 2000 or thereafter. We expect to incur significant losses as we continue to incur significant sales and marketing, research and development and general and administrative expenses. There is no guarantee that we will ever be profitable or, if we do achieve profitability, that we will sustain or increase profitability on a quarterly or annual basis in the future.

MARKET ACCEPTANCE OF OUR TMF BATTERIES AND END-USE PRODUCTS IS UNCERTAIN.

     The markets for our TMF batteries and end-use products are unproven and our TMF batteries and end-use products have not achieved any degree of market acceptance. To achieve market acceptance, our TMF batteries and end-use products must offer significant price and/or performance advantages over other current and potential alternatives in a broad range of applications. We cannot guarantee that our TMF batteries or end-use products will achieve or sustain any such advantages. Even if our TMF batteries and/or end-use products provide meaningful price or performance advantages, we cannot be certain that they will achieve or maintain market acceptance in any potential market application. The success of our TMF batteries also will depend upon the level of market acceptance of our OEMs' and other customers' end products which incorporate our TMF batteries, over which we have no control. We expect that our future financial performance will depend significantly on the successful sales, implementation and market acceptance of our TMF batteries and end-use products, which may not occur on a timely basis or at all.

OUR SUCCESS WILL DEPEND ON OUR ABILITY TO MEET CUSTOMER REQUIREMENTS.

     Our success will depend significantly on our ability to meet end-use and OEM customer requirements by developing and introducing on a timely basis new products and enhanced or modified versions of our existing products. Certain of our OEM customers may require unique configurations or custom designs for battery systems which must be developed and integrated in the OEM's product well before the product is launched by the OEM. As a result, a substantial lead time may exist between the commencement of design efforts for a customized battery system and the commencement of volume shipments of the battery system.

     If we are unable to design, develop and introduce products that meet our end-use or OEM customer's requirements on a timely basis, our business, operating results and financial condition could be materially and adversely affected.

WE ARE NOT EXPERIENCED IN THE RETAIL MARKETING OF END-USER PRODUCTS. WE WILL DEPEND UPON OUTSIDE SALES REPRESENTATIVES AND RESELLERS TO DEVELOP THE RETAIL SALES CHANNEL FOR OUR END-USER PRODUCTS.

     We have announced plans to introduce a line of end-user products based on TMF batteries beginning in the fourth quarter of 1999. We expect that end-user products will account for a significant portion of our product revenues. We intend to market these products in retail stores and other consumer distribution outlets. We do not have any experience in the promotion, advertising and distribution of retail products to consumers, and our efforts to develop a retail sales channel may be unsuccessful.

     To develop the retail sales channel, we will depend upon outside sales representatives, distributors, resellers and retail operators. It is likely that our agreements with such persons will not be exclusive, will not have minimum purchase or resale requirements, and may be terminated by either party without cause. These persons may carry products that are competitive with our products, may not give a high priority to the marketing of our products, or may not continue to carry our products. They may give a higher priority to other products, including the products of competitors. We may not be able to obtain or retain the sales representatives, distributors, resellers or retailers needed to develop the retail sales channel.

     During the initial phase of our product introductions, we may receive significant initial "stocking orders" from retailers. These stock orders may not recur, and may take some time to be absorbed through our distribution channel and into the hands of end users. Accordingly, our revenue from such products may be erratic and volatile until our products are widely distributed and accepted by the market.

IF OUR ORIGINAL EQUIPMENT MANUFACTURER CHANNEL DOES NOT PERFORM ADEQUATELY, OUR BUSINESS COULD BE HARMED.

     We expect that product sales to OEMs will account for a portion of our product revenues. We may fail to implement this strategy. We are currently investing, and intend to continue to invest, resources to develop this sales channel. Such investments could seriously harm our operating margins. We depend on our OEMs' abilities to develop product enhancements or new products on a timely and cost-effective basis that will meet changing customer needs and respond to emerging industry standards and other technological changes. Our OEMs may not effectively meet these technological challenges. These original equipment manufacturers:

     o    Are not within our control;

     o May incorporate into their products the technologies of other companies in addition to or in place of our technologies; and

     o    Are not obligated to purchase our products.

     Our OEMs may not continue to carry our products. Our inability to recruit, or our loss of, important original equipment manufacturers could have a negative impact on our business.

WE ARE DEPENDENT UPON EFFECTIVE STRATEGIC RELATIONSHIPS.

     We expect to rely on a limited number of strategic relationships to accelerate the commercialization of our products by assisting in the design and development of products for certain applications, as well as to provide manufacturing and marketing expertise. We currently have strategic relationships with Johnson Controls and three VAPs located throughout North America and Europe.

     We may be unable to enter into any other such partnerships and existing relationships may not achieve their goals. The success of any strategic partnership is dependent upon the following:

     o    the general business condition of our partner;

     o    our partner's commitment to the strategic partnership;

     o the skills and experience of our partner's employees responsible for the strategic partnership; and

     o our partner's timely and satisfactory performance of its obligations under the partnership.

     To the extent we enter into strategic partnerships, the terms of the partnerships may require us and our partners to share revenues and/or expenses from certain activities or for us to grant to our partners licenses to manufacture, market and/or sell products based upon our TMF technology, which could adversely affect our business, operating results and financial condition.

WE ARE IN THE EARLY STAGES OF MANUFACTURING AND MUST CONTINUE TO DEVELOP OUR MANUFACTURING CAPABILITIES.

     The difficulties and risks related to the implementation of our manufacturing line and new process technology have in the past and may in the future materially and adversely affect our operating results.

     We did not commence initial commercial production of our TMF batteries until October 1998. We are currently producing several thousand batteries per month for sampling, to fulfill small orders, to conduct experiments to improve our production process and product performance, and to build inventory for assembly of the BOLDER SecureStart(TM) instant engine starting product that we introduced in August 1999. Although our initial automated production line is installed, qualified and functional, we have not yet operated this line at full capacity over an extended period of time.

     A key determinant of our current and future production capacity and profitability is the production yield of our manufacturing process. Failure to achieve acceptable yields of commercial quality batteries in commercial quantities, and thereby reduce our unit manufacturing costs, would negatively affect our profitability. In addition, failure to continue volume manufacturing on a timely basis could damage customer relationships and result in lost opportunities. Any such failure would have a material adverse effect on our business, operating results and financial condition.

     In order to continue to scale up our manufacturing capacity, we will need to complete fabrication, installation and qualification of additional automated production equipment. In addition, as part of our manufacturing ramp-up, we will need to hire and train a substantial number of new manufacturing workers. The availability of skilled and unskilled workers in the Denver metropolitan area, the site of our manufacturing facility, is limited due to a relatively low unemployment rate. The continued implementation of our manufacturing facility will continue to require substantial engineering work and expenses and is subject to significant risks, including risks of cost overruns and significant delays.

WE RELY ON THIRD PARTIES TO MANUFACTURE PARTS FOR AND ASSEMBLE CERTAIN OF OUR PRODUCTS.

     We currently rely on a third party to manufacture parts for and assemble our SECURESTART product. In addition, we may outsource additional manufacturing and assembly work relating to our products in the future. Our business, operating results and financial condition could be materially and adversely affected if one or more of our contractors fails to perform its manufacturing, assembly, or other obligations to us in a timely and satisfactory manner.

WE MAY NOT BE ABLE TO COMPETE SUCCESSFULLY IF WE FAIL TO KEEP PACE WITH RAPIDLY CHANGING TECHNOLOGIES.

     The battery industry has experienced, and is expected to continue to experience, rapid technological change. Various companies are seeking to enhance traditional battery technologies, such as lead acid and NiCd and other companies have recently introduced or are developing rechargeable batteries based on nickel metal hydride, lithium and other emerging and potential technologies. If competing technologies that outperform our batteries are developed and successfully introduced, our business, operating results and financial condition will be materially and adversely affected.

     In addition, the instant engine starting industry has experienced, and is expected to continue to experience, rapid technological changes. Various companies are seeking to enhance instant engine starting technologies and have introduced or are developing instant engine starting products that will compete with our instant engine starting products. If competing technologies that outperform our instant engine starting products are developed and successfully introduced, our business, operating results and financial condition could be materially and adversely affected.

WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL CAPITAL TO FUND OUR OPERATIONS WHEN NEEDED.

     We will require substantial funds to build and operate commercial manufacturing facilities, to market our products and to conduct the necessary research and development and testing of our products. We believe that our current cash reserves and cash flows from operations should be adequate to fund our operations at least through the first quarter of 2000. In order to continue planned operations beyond the first quarter of 2000 and to provide funds for additional production capacity, we will need to access additional sources of equity capital or debt. If our capital requirements or revenue vary materially from our current plans or if unforeseen circumstances occur, we may require additional financing sooner than we anticipate. We are unable to predict the precise amount of future capital that we may require. Additional financing may not be available when we require it, and the form and terms of any such available financing may not be acceptable.

     If we cannot obtain adequate funds on acceptable terms, then:

     o we may have to delay, scale back or eliminate one or more of our development programs;

     o we may have to delay, scale back or eliminate any substantial expansion of fully-automated manufacturing capacity;

     o we may have to curtail or otherwise discontinue the development, manufacture or sale of our TMF battery systems;

     o we may have to sell additional securities on terms that could be dilutive to our stockholders;

     o we may be unable to take advantage of strategic opportunities or respond to competitive pressures;

     o    we may be unable to develop or enhance our products; and

     o    we may have to seek a merger partner or suspend operations.

     Any of these failures could have a material adverse effect on our business, operating results and financial condition.

INTENSE COMPETITION EXISTS IN THE BATTERY AND INSTANT ENGINE STARTING INDUSTRIES AND WE EXPECT COMPETITION TO CONTINUE TO INTENSIFY.

     Competition in the battery and instant engine starting industries is intense. We expect that competition will continue to intensify.

     Currently, our primary instant engine starting competitors include:

     o    Century Manufacturing Co., an affiliate of Pentair, Inc.; and

     o    K&K Jump Start/Chargers, Inc.

         In applications such as portable tools and appliances and certain electronic and medical products, our primary competitors are suppliers of NiCd batteries, including:

     o    SANYO Energy (USA) Corporation;

     o Panasonic Industrial Company, a division of Matsushita Electric Corporation of America;

     o    Energizer Power Systems, a division of Eveready Battery Company; and

     o    SAFT America, Inc.

     In applications such as car starting, standby power and certain medical and electronics applications, our primary competitors are suppliers of lead acid batteries:

     o Suppliers of automotive batteries include Johnson Controls, Inc., Exide Corporation, GNB Inc. and Delphi Automotive Systems Corporation, formerly a division of General Motors Corporation; and

     o Suppliers of small lead acid batteries used in non-automotive applications include Yuasa Exide, Inc., Exide Corporation, Matsushita Electric Corporation of America, Hawker Energy Products, Inc., CSB Battery of America Corp. and GS Battery USA, Inc., a division of Japan Storage Battery Co., Limited.

     In addition, we have granted Johnson Controls certain license rights which allow Johnson Controls to compete with us in lawn and garden starting, motorcycle starting, hybrid electric vehicles, standby power, and emergency jump-starting batteries.

     We may not be able to compete successfully against our current or future competitors. Many of our competitors have established positions in the market, greater name recognition, financial, technical, marketing, sales, manufacturing, distribution and other resources and long standing relationships with OEMs and other customers. These factors may place us at a disadvantage when we respond to our competitors' pricing strategies, technological advances and other initiatives. Specifically, we may not be able to compete successfully with Johnson Controls in the markets where Johnson Controls has a royalty-bearing license from us. Additionally, our competitors may develop services that are superior to ours or that achieve greater market acceptance. Our inability to successfully respond to competitive pressures would have a material adverse effect on our business, operating results and financial condition.

FAILURE TO MANAGE OUR GROWTH EFFECTIVELY COULD ADVERSELY AFFECT OUR BUSINESS.

     Our transition from a development stage company to a manufacturing company has strained and will continue to strain our managerial, operational and financial resources. If our products achieve market acceptance, we will need to further increase our number of employees and enhance our operating systems and practices. We must effectively manage our operational and financial systems, procedures and controls to manage this future growth. Further, our transition from a research and development focused entity to a manufacturing and customer focused entity will require new processes and activities that we have not done before.

A NUMBER OF FACTORS COULD CAUSE OUR OPERATING RESULTS TO FLUCTUATE SIGNIFICANTLY AND OUR STOCK PRICE TO FALL.

     We expect our annual and quarterly operating results to fluctuate significantly in the future. It is possible that in some future periods our results may be below expectations of public market analysts and investors. If this occurs, the trading price of our securities could significantly decline. Our operating results may fluctuate in the future due to a variety of factors, not all of which are in our control. These factors include:

     o    the size and timing of individual purchase orders;

     o market acceptance of our battery and end-use products, including our instant engine starting products;

     o    implementation of additional automated production capacity;

     o    manufacturing yields and efficiency;

     o    changes in our operating expenses;

     o    product development programs;

     o    the long sales cycle in the OEM market for our products; and

     o    general industry and economic conditions.

     The success of our business depends on increasing revenues to offset expenses. We cannot assure you that we will generate sufficient revenues to offset our expenses. If our revenues are less than expected, or if we increase our spending ahead of our revenue growth, our business, financial condition and operating results will be materially and adversely affected. You should not rely on annual or quarter-to-quarter comparisons of our operating results as an indication of future performance.

WE ARE DEPENDENT ON OUR SUPPLIERS FOR RAW MATERIALS.

     We are dependent on sole or limited source suppliers for certain key raw materials used in our products, particularly thin lead foil, lead oxide, molded components, separators, acid and expander components. We have qualified, or we are in the process of qualifying, second or additional sources for all primary product components. We generally purchase sole or limited source raw materials pursuant to purchase orders placed from time to time and we have no long-term contracts or other guaranteed supply arrangements with our sole or limited source suppliers. If our suppliers are unable to meet our quality and volume requirements for raw materials in a timely manner and at an acceptable cost, it could have a material adverse effect on our business, financial condition and operating results.

OUR INABILITY TO PROTECT OUR INTELLECTUAL PROPERTY MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE.

     Patents, trade secrets and other proprietary rights are important to our success and competitive position. Our efforts to protect our proprietary rights may be inadequate and may not prevent others from claiming violations by us of their proprietary rights.

     We hold seven issued United States patents which expire beginning in 2008 and ending in 2016. We also have four issued foreign patents. In addition, we have ten patents pending in the United States, as well as a number of foreign patents pending. Patent applications in the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature tends to lag behind actual discoveries, we cannot be certain that we are the first creator of inventions covered by pending patent applications or the first to file patent applications on such inventions.

     We cannot be certain that our pending applications will result in issued patents or that foreign patent applications related to issued United States patents will issue. Because the status of patents involves complex legal and factual questions and the breadth of claims issued is uncertain, we cannot be certain that any of our issued patents will afford meaningful protection against competitors with similar technology. In addition, with respect to foreign patents, some foreign countries provide significantly less patent protection than the United States.

     In addition to patent protection, we rely on the law of unfair competition and trade secrets to protect our proprietary rights.

     The unauthorized misappropriation of our proprietary rights could have a material adverse effect on our business, financial condition and operating results. Other companies may infringe upon our patents and other proprietary rights or may obtain patents that will require us to license or design around such patents. If we resort to legal proceedings to enforce our proprietary rights, the proceedings could be burdensome and expensive and the outcome could be uncertain. To determine the priority of inventions, we may have to participate in interference proceedings declared by the United States Patent and Trademark Office or comparable proceedings in foreign patent offices, which could result in substantial cost and may result in an adverse decision as to the priority of our inventions.

WE ARE SUBJECT TO CLAIMS ALLEGING INTELLECTUAL PROPERTY INFRINGEMENT.

     We may be subject to claims alleging that we have infringed third party proprietary rights. If we were to discover that any of our products infringed third party rights, we may not be able to obtain permission to use those rights on commercially reasonable terms. If we resort to legal proceedings to enforce our proprietary rights or defend against alleged infringements, the proceedings could be burdensome and expensive and could involve a high degree of risk. Any of these events could have a material adverse effect on our business, operating results and financial condition.

WE MAY NOT BE ABLE TO SUCCESSFULLY OPERATE OUR BUSINESS IF WE LOSE KEY
PERSONNEL.

     We believe that our success will depend on the continued services of our senior management team and other key personnel. The loss of the services of any of our senior management team or other key employees could materially adversely affect our business, operating results and financial condition. In addition, we rely on consultants and advisors to assist us in formulating our research and development strategy. We do not have fixed term employment contracts with any of our key executives. We maintain key person life insurance on Daniel S. Lankford, our President and Chief Executive Officer, Sandra D. Schreiber, our Senior Vice President--Systems and Supply Chain, and Arthur S. Homa, our Senior Vice President--Technology and Manufacturing.

OUR BUSINESS WILL SUFFER IF WE DO NOT ATTRACT AND RETAIN HIGHLY SKILLED
PERSONNEL.

     In order to continue to pursue our product development and marketing plans, our future success depends on our ability to identify, attract, hire and train highly skilled scientific, manufacturing and sales and marketing personnel. These requirements are also expected to demand the addition of management personnel and the development of additional expertise by existing management personnel. Our failure to attract and retain the necessary scientific, manufacturing and sales and marketing personnel could materially and adversely affect our business, operating results and financial condition, including our ability to conclude collaborations with additional corporate partners.

OUR INABILITY TO COMPLY WITH ENVIRONMENTAL REGULATIONS MAY ADVERSELY AFFECT OUR BUSINESS.

     Our operations involve the storage, use and disposal of a number of toxic and hazardous materials, including lead, lead oxide, sulfuric acid, solvents and adhesives. As a result, we are required to maintain our research and manufacturing operations in compliance with United States federal, state and local laws and regulations, including but not limited to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, that govern the storage, use and disposal of various chemicals used in and waste materials produced by the manufacture of our TMF batteries.

     For example, our manufacturing facilities each include an enclosed area specifically designed for the mixing of lead oxide paste, the pasting of the lead foil and the winding of the cells. Employees operating in these areas are instructed in the use of safety equipment such as gloves, protective clothing and respirators and are required under Occupational Safety and Health Administration guidelines to submit to blood monitoring tests on a periodic basis which are undertaken by an outside, independent agency.

     We may be unable to operate in conformity with such laws and regulations in the future. Additionally, changes in such regulations may require us to incur substantial capital or operating costs to achieve or maintain compliance. Any failure by us to adequately control the discharge of our hazardous materials and wastes could also subject us to future liabilities, which could be significant.

OUR BUSINESS COULD BE AFFECTED BY YEAR 2000 ISSUES.

     Year 2000 issues refer generally to the problems that some software may have in determining the correct century for the year. For example, software with date-sensitive functions that is not Year 2000 compliant may not be able to distinguish whether "00" means 1900 or 2000, which may result in failures or the creation of erroneous results.

     We rely upon software in our information systems and manufacturing equipment, most of which was installed and written within the past three years. We have completed an inventory of our critical control systems, computers, and application software.

     We plan to validate each of our internal systems by September 30, 1999. To date, this plan has been implemented through a combination of written vendor confirmations and specific validation testing. We have tested 95% of our equipment and software have found it to be compliant, applied supplier fixes or replaced the equipment. In addition, we have implemented processes to identify and evaluate the Year 2000 status of newly acquired equipment, and to evaluate supplier and customer Year 2000 compliance. These programs will continue through the end of 1999. We intend to maintain contingency plans for each of our key relationships as they arise, such as second sourcing, purchasing additional inventory, and creating joint contingency plans for Year 2000 situations.

     We are not currently aware of any significant operational issues or costs associated with preparing our internal information technology and non-information technology systems for the Year 2000. However, we may experience significant unanticipated problems and costs caused by undetected errors or defects in the technology used in our internal information technology and non-information technology systems. These problems and costs could seriously harm our business, financial condition and results of operations.

     In addition, we may experience significant unanticipated problems and costs caused by external Year 2000 compliance failures that generally affect industry and commerce, such as utility or transportation company interruptions. Such problems and costs could seriously harm our business, financial condition and results of operations.

     We have funded and will continue to fund our Year 2000 plan from cash balances and have not separately budgeted for these costs in the past. To date, our Year 2000 costs have not been significant and we do not anticipate that we will incur significant costs associated with the Year 2000 in the future. There can be no guarantee, however, that we will not incur significant costs associated with internal and external Year 2000 compliance failures.

     We believe that our most likely risks from Year 2000 issues are external, due to the difficulty of validating key third parties' readiness for Year 2000. Even if we obtain Year 2000 compliance assurances from third parties, there is still a risk that a major supplier of raw materials, or a major OEM customer, could become unreliable due to Year 2000 problems.

OUR PRODUCT LIABILITY INSURANCE MAY NOT BE SUFFICIENT TO COVER PRODUCT LIABILITY CLAIMS.

     Lead acid batteries, including our TMF battery, may develop significant internal pressures during severe overcharge conditions due to the release of gases as a byproduct of the chemical reaction occurring in the cell. In order to prevent potential pressure build up, our batteries incorporate a Bunsen pressure relief valve which, under normal overcharge conditions, will allow the venting of small amounts of gases, primarily hydrogen and oxygen. If the batteries are subjected to abusive overcharge or overdischarge conditions, larger amounts of these gases may be vented, which, when mixed with air, can cause explosions. In addition, under such conditions, toxic gases and/or sulfuric acid spray may be released. Sulfuric acid can cause burns. Such occurrences may result in product liability claims against us.

     Additionally, we intend to manufacture and retail end user products to consumers, such as instant engine starting products. The sale of such products may expose us to product liability claims from consumers.

     Although we maintain product liability insurance in amounts which we believe are reasonable given the associated risks, we cannot be certain that such insurance will be adequate to cover any potential liability relating to one or more claims of product liability, or that such insurance will be available at an acceptable cost in the future.

CONTROL BY EXISTING STOCKHOLDERS MAY LIMIT YOUR ABILITY TO INFLUENCE THE OUTCOME OF DIRECTOR ELECTIONS AND OTHER MATTERS REQUIRING STOCKHOLDER APPROVAL.

     Approximately 31% of our outstanding stock is owned by two venture capital funds. These stockholders may be able to significantly influence matters that we require our stockholders to approve, including electing directors and approving significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in control of us, which could result in a lower stock price.

CERTAIN PROVISIONS IN OUR CORPORATE DOCUMENTS MAY DISCOURAGE OUR ACQUISITION BY OTHERS AND THUS DEPRESS OUR STOCK PRICE.

     Our corporate documents and Delaware law could make it more difficult for a third party to acquire us, even if a change in control would be beneficial to our stockholders. In particular, we adopted a stockholder rights plan in 1998. These and other provisions might discourage, delay or prevent a change in control of us or a change in our management. These provisions could also limit the price that investors might be willing to pay in the future for our securities.

THE PRICES FOR OUR SECURITIES ARE LIKELY TO BE HIGHLY VOLATILE, AND YOU MAY NOT BE ABLE TO RESELL OUR SECURITIES AT OR ABOVE THE OFFERING PRICE.

     The market price of our common stock has been and is likely to be highly volatile as the stock market in general, and the market for technology companies in particular, has been highly volatile. Investors may not be able to resell their securities following periods of volatility because the market reacts adversely to volatility.

     Factors that could cause volatility in our securities may include, among other things:

     o    actual or anticipated variations in our quarterly operating results;

     o if we or our competitors announce technological innovations or new commercial products;

     o    changes in governmental regulation;

     o developments in our patents or other proprietary rights or those of our competitors, including litigation;

     o developments in our relationships with current or future collaborative partners;

     o if securities analysts change their financial estimates for us or for our competitors;

     o    general conditions or trends in the stock market;

     o    if we add or lose key personnel; and

     o    if our stockholders sell our securities.

     Many of these factors are beyond our control. These factors may materially adversely affect the market price of our securities, regardless of our operating performance.

FUTURE SALES OF OUR SECURITIES IN THE PUBLIC MARKET COULD CAUSE THE PRICE OF OUR SECURITIES TO FALL AND DECREASE THE VALUE OF YOUR INVESTMENT.

     The market price of our securities could fall if the holders of our securities sell substantial amounts of our securities, including securities issued upon the exercise of outstanding options and warrants and upon conversion of the outstanding Series A Preferred Stock, in the public market following this offering. Such sales might also make it more difficult for us to sell securities in the future at a time and price that we deem appropriate.

     Some of our security holders are entitled to certain registration rights. The exercise of such rights could adversely affect the market price of our securities.

                                 USE OF PROCEEDS

     We intend to use the net proceeds from the sale of the securities to repay indebtedness and for general corporate purposes, unless otherwise specified in the prospectus supplement or term sheet relating to such securities. Pending such applications, we will invest the net proceeds in interest-bearing investment grade securities.

            RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS
             TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

     We had no earnings for the periods presented. Accordingly, our ratio of earnings to fixed charges and ratio of earnings to combined fixed charges and preferred stock dividends are not meaningful for the periods presented.

     The following table sets forth our deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges and preferred dividends for the periods presented.


                              Six Months
                                Ended
                               June 30,                             Year Ended December 31,
                             -----------   ------------------------------------------------------------------------
                                 1999          1998            1997           1996           1995          1994
                             -----------   ------------    -----------     -----------   -----------    -----------
Deficiency of earnings to
   fixed charges             $ 8,296,104   $ 11,590,207    $ 9,696,729     $ 3,612,432   $ 3,313,817    $ 3,388,268

Deficiency of earnings to
   combined fixed
   charges and               $ 9,160,092   $ 13,317,324    $ 10,099,049    $ 3,612,432   $ 3,313,817    $ 3,388,268
   preference dividends

                                 THE SECURITIES

     We intend to sell our securities from time to time. These securities may include the following, in each case, as specified by us at the time of offering:
(1) common stock, (2) preferred stock, (3) debt securities, comprising senior debt securities and subordinated debt securities, each of which may be convertible into common stock or preferred stock, (4) depository shares representing preferred stock, and (5) warrants to purchase debt securities, preferred stock, common stock or units representing any combination of the foregoing securities.


     We will offer the securities to the public on terms determined by market conditions at the time of sale and set forth in a prospectus supplement or term sheet relating to the specific issue of securities. We will offer the securities described in this prospectus either separately or together in one or more series of up to $30,000,000 aggregate public offering price or its equivalent in foreign currencies or units of two or more currencies, based on the applicable exchange rate at the time of the offering, as shall be designated by us at the time of the offering.


     Our authorized capital stock presently consists of 25,000,000 shares of common stock, $.001 par value per share, and 5,000,000 shares of preferred stock, $.001 par value per share, of which 336,200 are designated Series A Preferred Stock and 250,000 are designated Series B Junior Participating Preferred Stock. As of July 31, 1999, there were approximately 320 record holders of our common stock.

                           DESCRIPTION OF COMMON STOCK

     The holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of our stockholders. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors, and as a consequence, minority stockholders will not be able to elect directors on the basis of their votes alone. Subject to preferences that may be applicable to any then outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Bolder, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

     American Stock Transfer & Trust Company acts as transfer agent and registrar for the common stock.

SHAREHOLDER RIGHTS PLAN

     Each share of common stock has associated with it one right (a "Right") to purchase one one-hundredth of a share of Series B Junior Participating Preferred Stock (or in certain cases other securities) of Bolder. The terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of January 23, 1998, between Bolder and American Stock Transfer & Trust Company, as Rights Agent. Prior to the occurrence of certain specified future events, the rights will not be represented by separate certificates and will be transferable with and only with the associated common stock.

     Pursuant to the Rights Agreement, in the event that, among other things, a third party acquires beneficial ownership of 15% or more of the outstanding shares of the common stock, each holder of Rights will be entitled to purchase securities of Bolder having a market value equal to twice the purchase price thereof. In addition, Rights held by an Acquiring Person (as defined in the Rights Agreement) will become null and void, nontransferable and nonexercisable.

     Subject to certain limitations, we may redeem the Rights in whole, but not in part, at a price of $.01 per Right. The Rights will expire on January 23, 2008, unless earlier redeemed by us.

     Our Shareholder Rights Plan may have the effect of discouraging unsolicited takeover attempts.

     The foregoing summary of certain terms of the Rights does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Agreement, a copy of which is on file with the Securities and Exchange Commission.

OUTSTANDING REGISTRATION RIGHTS

     Pursuant to an existing agreement between Bolder and certain of our stockholders, the holders (or their permitted transferees) of approximately 5,091,625 shares of common stock and 49,766 shares of common stock issuable upon the exercise of warrants to purchase common stock (the "Holders") are entitled to certain rights with respect to the registration of such shares under the Securities Act of 1933, as amended. If we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the Holders are entitled to notice of the registration and are entitled to include, at our expense, such shares therein, provided, among other conditions, that the underwriters have the right to limit the number of such shares included in the registration. In addition, certain of the Holders may require us, on not more than two occasions, to file a registration statement under the Securities Act, at our expense, with respect to their shares of common stock, and we are required to use our best efforts to effect the registration, subject to certain conditions and limitations. However, the Holders may not require us to file any such registration statement within 90 days of the effective date of any prior registration statement covering our common stock, and we may defer the filing of such registration statement for up to 120 days. Further, certain of the Holders may require us, at our expense, to register their shares of common stock on a Form S-3, subject to certain conditions and limitations.

DELAWARE ANTI-TAKEOVER LAW AND CHARTER PROVISIONS

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law ("Delaware Law"), an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's voting stock.

     Our Certificate of Incorporation (the "Certificate of Incorporation") also requires that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by a consent in writing; provided, however, that the holders of Series A Preferred Stock may, until such time as the Series A Preferred Stock is registered pursuant to any effective registration statement under Section 12 of the Securities Exchange Act of 1934, as amended, act by written consent so long as such action by written consent is solely being taken by, and is only applicable to, the holders of Series A Preferred Stock. Special meetings of our stockholders may be called only by our board of directors, the chairman of our board of directors or our chief executive officer. The Certificate of Incorporation also provides that the authorized number of directors may be changed only by resolution of our board of directors, and that directors can only be removed for cause by a majority vote of our stockholders. In addition, the Certificate of Incorporation provides for the classification of our board of directors into three classes, only one of which shall be elected at any given annual meeting. These provisions may have the effect of delaying, deterring or preventing a change in control of Bolder, depressing the market price of our common stock or discouraging hostile takeover bids in which our stockholders could receive a premium for their shares of common stock.

LIMITATION ON DIRECTORS' LIABILITY

     The Certificate of Incorporation limits the liability of our directors or our stockholders (in their capacity as directors but not in their capacity as officers) to the fullest extent permitted by Delaware law. Specifically, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to Bolder or our stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law or (iv) for any transaction from which the director derived an improper personal benefit.

     The inclusion of this provision in our Certificate of Incorporation may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited Bolder and our stockholders.

                         DESCRIPTION OF PREFERRED STOCK

GENERAL DESCRIPTION

     The following description sets forth general terms of preferred stock that we may issue. The terms of any series of the preferred stock will be described in the prospectus supplement or term sheet relating to the preferred stock being offered thereby. The description set forth below and in any prospectus supplement or term sheet does not purport to be complete and is subject to, and qualified in its entirety by reference to, our Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), which is filed as an exhibit to this registration statement and the Certificate of Designations (the "Certificate of Designations") relating to each particular series of the preferred stock, which will be filed with the Securities and Exchange Commission at or prior to the time of sale of such preferred stock.

     Pursuant to the Certificate of Incorporation, we are authorized to issue up to 5,000,000 shares of undesignated preferred stock, par value $0.001 per share. Our board of directors has the authority, without approval of our stockholders, to issue all of the shares of preferred stock which are currently authorized in one or more series and to fix the number of shares and the rights, preferences, privileges, qualifications, restrictions and limitations of each series. Because our board of directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of preferred stock preferences, powers and rights, voting or otherwise, senior to the rights of holders of common stock or other series of preferred stock. The issuance of the preferred stock could have the effect of delaying or preventing a change in control of Bolder. In connection with our Shareholder Rights Plan, we are obligated to issue shares of Series B Junior Participating Preferred Stock if the shareholder rights become exercisable.

     In addition, as described under "Description of Depositary Shares," we may offer depositary shares evidenced by depositary receipts, each representing a fraction (to be specified in the prospectus supplement or term sheet relating to the depositary shares offered thereby) of a share of the particular series of preferred stock issued and deposited with a depositary, in lieu of offering full shares of such series of preferred stock.

     The preferred stock will have the dividend, liquidation, redemption, voting and conversion or exchange rights specified in the prospectus supplement or term sheet relating to the particular series of preferred stock offered thereby. In addition, the applicable prospectus supplement or term sheet will describe the other terms of the preferred stock, including, where applicable, the following:

     o the designation, stated value and liquidation preference of such preferred stock and the number of shares offered;

     o    the offering price;

     o the dividend rate (or method of calculation), the dividend periods, the date on which dividends shall be payable and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate;

     o    any redemption or sinking fund provisions;

     o    any conversion or exchange provisions;

     o    voting rights, if any;

     o to the extent permitted by applicable law, whether such preferred stock will be issued in certificated or book-entry form;

     o whether such preferred stock will be listed on a national securities exchange or the Nasdaq Stock Market;

     o    information with respect to book-entry procedures, if any; and

     o any additional rights, preferences, privileges, limitations and restrictions of such preferred stock (which may not be inconsistent with the provisions of the Certificate of Incorporation or the Certificate of Designations establishing such series of preferred stock).

     The preferred stock will be, when issued against payment therefor, fully paid and nonassessable. Holders thereof will have no preemptive rights to subscribe for any additional securities that we may issue. Unless otherwise specified in the applicable prospectus supplement or term sheet, the shares of each series of preferred stock will rank on a parity with all other outstanding series of preferred stock issued by us as to payment of dividends (except with respect to cumulation thereof) and as to the distribution of assets upon our liquidation, dissolution, or winding up. Each series of preferred stock will rank prior to the common stock, and any other capital stock of ours that is expressly made junior to such series of preferred stock.

OUTSTANDING PREFERRED STOCK

     The Series A Preferred Stock constitutes a single series of our preferred stock. As of August 18, 1999, 336,200 shares of the Series A Preferred Stock are outstanding. All outstanding shares of Series A Preferred Stock are duly authorized, validly issued, fully paid and nonassessable, and the holders thereof will not have any preemptive rights in connection therewith. The Series A Preferred Stock is not subject to any sinking fund or other obligation of Bolder to redeem or retire such shares except as described below. Any Series A Preferred Stock converted, redeemed or otherwise acquired by us will, upon cancellation of such shares, have the status of authorized but unissued preferred stock subject to issuance by our board of directors as shares of preferred stock of any one or more other series but not as shares of Series A Preferred Stock.

     The material rights, powers, preferences and limitations of the Series A Preferred Stock are set forth below:

     o Dividends. Holders of the Series A Preferred Stock are each entitled to receive (and we are required to pay), when, as and if declared by our board of directors, out of the funds of Bolder legally available therefor, a semi-annual dividend payable in common stock (based upon the common stock's then fair market value) or cash or a combination of common stock and cash, at our option, at an annual rate equal to (i) $4.00 per share to the extent the dividend is paid in cash and (ii) $4.50 per share to the extent the dividend is paid in common stock. If dividends are paid in cash it could require us to pay $1,344,000 annually. If dividends are paid in common stock it will be dilutive to the holders of common stock.

     o Conversion Rights. Each share of Series A Preferred Stock is convertible at the option of the holder thereof at any time, unless previously redeemed, into that number of shares of common stock equal to $50.00 divided by a conversion price per share equal to $15.00, subject to certain adjustments.

     o Liquidation Rights. In the event of any liquidation, dissolution or winding up of Bolder, whether voluntary or involuntary, the holders of shares of Series A Preferred Stock are each entitled to receive out of assets of Bolder available for distribution to stockholders, whether from capital surplus or earnings, before any distribution of assets is made to holders of common stock and of any other class of stock of Bolder ranking junior to the Series A Preferred Stock, liquidating distributions equal to the greater of (i) $50.00 per share of such Series A Preferred Stock or (ii) the amount per share of such Series A Preferred Stock that would have been payable had each such share been converted into common stock immediately prior to such event of liquidation, dissolution or winding up, plus, in either case, accrued and unpaid dividends.

     o Redemption Rights. Under certain circumstances, the shares of Series A Preferred Stock are redeemable at our option, in whole or in part, at any time or from time to time out of funds legally available therefor, at $50.00 per share, plus in each case an amount equal to accrued and unpaid dividends, if any, to (and including) the redemption date, whether or not earned or declared (the "Redemption Price"). The Redemption Price may be paid in shares of common stock or cash, or in a combination of common stock and cash, at our option.

     o Redemption at Option of Holder upon a Fundamental Change. If a Fundamental Change (as defined in the Certificate of Designation of the Series A Preferred Stock, a copy of which has previously been filed with the Securities and Exchange Commission) occurs, each holder of Series A Preferred Stock shall have the right, at the holder's option, to require us to redeem all of such holder's Series A Preferred Stock, or any portion thereof that has an aggregate liquidation value that is a multiple of $50.00, on the date selected by us that is not less than 10 nor more than 20 days after the Final Surrender Date (as defined in the Series A Certificate of Designation), at a price per share equal to the Redemption Price. We may, at our option, pay all or any portion of the Redemption Price upon a Fundamental Change in shares of our common stock or any successor corporation.

     o Voting Rights. The holders of Series A Preferred Stock have voting rights on all matters subject to a vote of holders of common stock on an as-converted basis. If the Series A Preferred Stock has not been redeemed prior to October 8, 2003, our board of directors shall be increased and the holders of Series A Preferred Stock that have not been so redeemed shall be entitled, voting as a separate class, to elect additional directors to our board of directors so that the number of additional directors to be elected by the Series A Preferred Stock shall constitute not less than 20% (rounded to the nearest whole number) of the total number of directors after giving effect to such increase. Such right shall exist until the Series A Preferred Stock is redeemed.

                         DESCRIPTION OF DEBT SECURITIES

     Debt securities will be issued pursuant to an Indenture to be entered into between Bolder and a qualified trustee to be specified in an applicable prospectus supplement or term sheet (the "Trustee").

     The Indenture will fix the terms of such debt securities, including:

     o the aggregate principal amount of such debt securities and whether there is any limit upon the aggregate principal amount of such debt securities that may be subsequently issued;

     o    the date on which such debt securities will mature;

     o the principal amount payable with respect to such debt securities whether at maturity or upon earlier acceleration, and whether such principal amount will be determined with reference to an index, formula or other method;

     o the rate or rates per annum (which may be fixed or variable) at which such debt securities will bear interest, if any;

     o    the dates on which such interest, if any, will be payable;

     o the provisions for redemption of such debt securities, if any, the redemption price and any remarketing arrangements relating thereto;

     o the sinking fund requirements, if any, with respect to such debt securities;

     o whether such debt securities are denominated or provide for payment in United States dollars or a foreign currency or units of two or more of such foreign currencies;

     o the form (registered or bearer or both) in which such debt securities may be issued and any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of such debt securities in either form;

     o whether and under what circumstances we must pay additional amounts in respect of such debt securities held by a person who is not a U.S. person (as defined in the prospectus supplement or term sheet, as applicable) in respect of specified taxes, assessments or other governmental charges and whether we have the option to redeem the affected debt securities rather than pay such additional amounts;

     o    whether such debt securities are to be issued in global form;

     o the title of the debt securities and the series of which such debt securities shall be a part;

     o    the denominations of such debt securities;

     o whether, and the terms and conditions relating to when, we may satisfy certain of our obligations with respect to such debt securities with regard to payment upon maturity, or any redemption or required repurchase or in connection with any exchange provisions by delivering to the holders thereof securities or a combination of cash, other securities and/or property;

     o the terms of the debt securities with respect to the Events of Default set forth in the Indenture;

     o the terms, if any, upon which the debt securities may be convertible into our common stock, preferred stock or depository shares and the terms and conditions upon which such conversion will be effected, including the initial conversion price or rate, and the conversion period;

     o whether, and the terms and conditions relating to when, the debt securities may be transferred separately from warrants when such debt securities and warrants are issued together; and

     o    any other terms of the debt securities.

     Reference is made to the prospectus supplement for the terms of the debt securities being offered thereby, including whether such debt securities are senior debt securities or subordinated debt securities. We may deliver to purchasers of securities a term sheet instead of a prospectus supplement. This prospectus may be delivered prior to or concurrently with a term sheet.

     Prospective purchasers of debt securities should be aware that special U.S. Federal income tax, accounting and other considerations may be applicable to instruments such as debt securities. The prospectus supplement or term sheet relating to any issue of debt securities will describe any such considerations.

     The debt securities will be issued, to the extent provided in the prospectus supplement or term sheet, in fully registered form without coupons, and/or in bearer form with or without coupons, and in denominations set forth in the prospectus supplement or term sheet. No service charge will be made for any registration of transfer of registered debt securities or exchange of debt securities, but we may require payment of a sum sufficient to cover any tax or other governmental charges that may be imposed in connection therewith. The Indenture will provide that debt securities issued thereunder may be issued in global form. If any series of debt securities is issuable in global form, the applicable prospectus supplement or term sheet will describe the circumstances, if any, under which beneficial owners of any such global debt securities may exchange such interests for debt securities of such series and of like tenor and principal amount in any authorized form and denomination. Principal and any premium, additional amounts, and interest on, a global debt security will be payable or deliverable in the manner described in the applicable prospectus supplement or term sheet.

                        DESCRIPTION OF DEPOSITARY SHARES

     We may issue receipts for depositary shares, each of which will represent a fraction of a share of preferred stock. Shares of preferred stock of each class or series represented by depositary shares will be deposited under deposit agreements to be entered into among Bolder, a bank or trust company, as depository, and the holders from time to time of the depositary receipts. A copy of the form of deposit agreement, including the form of certificates representing the depositary receipts, will be filed as an exhibit to this registration statement prior to the issuance of any depositary shares.

     The depositary shares are to be evidenced by depositary receipts issued pursuant to the applicable deposit agreement. Immediately following our issuance and delivery of the preferred stock to the depositary, we will cause the depositary to issue the depositary receipts on our behalf. Subject to the terms of the applicable deposit agreement, each holder of a depositary receipt will be entitled, in proportion to the fraction of a share of preferred stock represented by such depositary share, to all the rights and preferences of the preferred stock represented thereby (including dividend, voting, conversion, redemption and liquidation rights), all as will be set forth in the prospectus supplement or term sheet relating to the depositary receipts offered thereby.

     The depositary shares will have the dividend, liquidation, redemption, voting and conversion or exchange rights specified in the applicable prospectus supplement or term sheet. The applicable prospectus supplement or term sheet will also describe the other terms of depositary shares offered thereby, the deposit agreement relating to such depositary shares and the depositary receipt certificates representing such depositary shares, including the following:

     o the designation, stated value and liquidation preference of such depositary shares and the number of shares offered;

     o    the offering price or prices;

     o the dividend rate or rates (or method of calculation), the dividend periods, the dates on which dividends shall be payable and whether such dividends shall be cumulative or noncumulative and, if cumulative, the dates from which dividends shall commence to cumulate;

     o    any redemption or sinking fund provisions;

     o    any conversion or exchange provisions;

     o    any material risk factors relating to such depositary shares;

     o    the identity of the depositary; and

     o    any other terms of such depositary shares.

                             DESCRIPTION OF WARRANTS

     We may issue warrants for the purchase of debt securities, preferred stock, common stock, depository shares or units of any combination of the foregoing securities. Each series of warrants will be issued under a warrant agreement to be entered into between us and a bank or trust company, as warrant agent, all as set forth in the prospectus supplement or term sheet relating to the warrants offered thereby. A copy of the form of warrant agreement, including the form of warrant certificates representing the warrants reflecting the provisions to be included in the warrant agreements that will be entered into with respect to particular offerings of warrants, will be filed as an exhibit to this registration statement prior to the issuance of any warrants.

     The applicable prospectus supplement or term sheet will describe the terms of the warrants offered thereby, the warrant agreement relating to such warrants and the warrant certificates, including the following:

     o    the offering price or prices;

     o the aggregate amount of securities that may be purchased upon exercise of such warrants and minimum number of warrants that are exercisable;

     o the number of securities, if any, with which such warrants are being offered and the number of such warrants being offered with each security;

     o the date on and after which such warrants and the related securities, if any, will be transferable separately;

     o the amount of securities purchasable upon exercise of each warrant and the price at which the securities may be purchased upon such exercise, and events or conditions under which the amount of securities may be subject to adjustment;

     o the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

     o the circumstances, if any, which will cause the warrants to be deemed to be automatically exercised;

     o    any material risk factors relating to such warrants;

     o    the identity of the warrant agent; and

     o any other terms of such warrants (which shall not be inconsistent with the provisions of the warrant agreement).

     Warrant certificates may be exchanged for new warrant certificates of different denominations, may (if in registered form) be presented for registration of transfer, and may be exercised at the corporate trust office of the warrant agent or any other office indicated in the applicable prospectus supplement or term sheet. Prior to the exercise of any warrants, holders of such warrants will not have any rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends, if any, on the securities purchasable upon such exercise or the right to vote such underlying securities.

     Prospective purchasers of warrants should be aware that special U.S. federal income tax, accounting and other considerations may be applicable to instruments such as warrants. The prospectus supplement or term sheet relating to any issue of warrants will describe such considerations.

                              PLAN OF DISTRIBUTION

     We may sell the securities to or through underwriters, through or to dealers, directly to one or more purchasers, or through agents. The prospectus supplement or term sheet with respect to the securities offered thereby will set forth the terms of the offering of the securities, including the name or names of any underwriters, dealers or agents, the purchase price of the securities and the proceeds to us from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, the initial public offering price, any discounts or concessions allowed or re-allowed or paid to dealers, and any securities exchanges on which the securities may be listed.

     If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters or agents. The underwriter or underwriters with respect to a particular underwritten offering of securities will be named in the prospectus supplement or term sheet relating to such offering, and if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement or term sheet. Unless otherwise set forth in the prospectus supplement or term sheet relating thereto, the obligations of the underwriters or agents to purchase the securities will be subject to conditions precedent and the underwriters will be obligated to purchase all the securities if any are purchased. The initial public offering price and any discounts or concessions allowed or re-allowed or paid to dealers may be changed from time to time.

     If dealers are used in the sale of securities with respect to which this prospectus is delivered, we will sell such securities to the dealers as principals. The dealers may then resell such securities to the public at varying prices to be determined by such dealers at the time of resale. The names of the dealers and the terms of the transaction will be set forth in the prospectus supplement or term sheet relating thereto.

     We may sell securities directly or through agents from time to time at fixed prices, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at varying prices determined at the time of sale. Any agent involved in the offer or sale of the securities with respect to which this prospectus is delivered will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement or term sheet relating thereto. Unless otherwise indicated in the prospectus supplement or term sheet, any such agent will be acting on a best efforts basis for the period of its appointment.

     In connection with the sale of the securities, underwriters or agents may receive compensation from us or from purchasers of securities for whom they may act as agents in the form of discounts, concessions, or commissions. Underwriters, agents, and dealers participating in the distribution of securities may be deemed to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of the securities by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933, as amended.

     If so indicated in the prospectus supplement or term sheet, we will authorize agents, underwriters, or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price set forth in the prospectus supplement or term sheet pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. Such contracts will be subject only to those conditions set forth in the prospectus supplement or term sheet, and the prospectus supplement or term sheet will set forth the commission payable for solicitation of such contracts.

     Agents, dealers, and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribution with respect to payments that such agents, dealers, or underwriters may be required to make with respect thereto. Agents, dealers, and underwriters may be customers of, engage in transactions with, or perform services for us in the ordinary course of business.

     We may also use this prospectus to directly solicit offers to purchase securities. Except as set forth in the applicable prospectus supplement or term sheet, none of our directors, officers, or employees will solicit or receive a commission in connection with those direct sales. Those persons may respond to inquiries by potential purchasers and perform ministerial and clerical work in connection with direct sales.

     The securities may or may not be listed on a national securities exchange or the Nasdaq Stock Market.

                                  LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for BOLDER Technologies Corporation by Cooley Godward LLP, Boulder, Colorado.

                                     EXPERTS

         The financial statements of BOLDER Technologies Corporation incorporated by reference in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

     NO DEALER, SALES PERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY BOLDER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITY OTHER THAN THE NOTES OR CONVERSION SHARES OFFERED HEREBY, NOR DOES IT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE NOTES OR CONVERSION SHARES TO ANYONE IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT WOULD BE UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE HEREOF OR IMPLY THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.





                                     [LOGO]





                         BOLDER TECHNOLOGIES CORPORATION





                       COMMON STOCK, PREFERRED STOCK, DEBT
                   SECURITIES, DEPOSITORY SHARES AND WARRANTS



                              --------------------


                                   PROSPECTUS

                              --------------------





                                     , 1999

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

     ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the securities being registered. All the amounts shown are estimates except for the registration fee.


         Registration fee................................................           $   8,340
         Printing and engraving expenses.................................              10,000
         Legal fees and expenses.........................................              15,000
         Accounting Fees and Expenses....................................               5,000
         Miscellaneous...................................................               5,000
                                                                                    ---------
            Total........................................................           $  43,340


     ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     Under Section 145 of the Delaware General Corporation Law, we have broad powers to indemnify our Directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended.

     Our Bylaws provide that we will indemnify our directors and executive officers and may indemnify our other officers, employees and agents to the fullest extent permitted by Delaware law. We are also empowered under our Bylaws to enter into indemnification agreements with our directors and officers and to purchase insurance on behalf of any person we are required or permitted to indemnify.

     In addition, our Amended and Restated Certificate of Incorporation provides that to the fullest extent permitted by Delaware law, our directors will not be liable for monetary damages for breach of the directors' fiduciary duty of care to Bolder and our stockholders. This provision in the Amended and Restated Certificate of Incorporation does not eliminate the duty of care, and in appropriate circumstances equitable remedies such as an injunction or other forms of non-monetary relief would remain available under Delaware law. Each of directors will continue to be subject to liability for breach of the director's duty of loyalty to Bolder, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for any transaction from which the director derived an improper personal benefit, for improper transactions between the director and Bolder and for improper distributions to stockholders and loans to directors and officers. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities law or state or federal environmental laws.

     We have entered into indemnification agreements with each of our directors and officers under which we have indemnified each of them against expenses and losses incurred for claims brought against them by reason of their being a director or officer of Bolder, and we maintain directors' and officers' liability insurance.

     There is no pending litigation or proceeding involving a director or officer of Bolder as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

     At present, there is no pending litigation or proceeding involving a director or officer of Bolder as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

     We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, or otherwise.

         ITEM 16.  EXHIBITS.

         EXHIBIT
         NUMBER                     DESCRIPTION OF DOCUMENT
         1.1#          Form of Underwriting Agreement

         4.1*          Amended and Restated Certificate of Incorporation of Bolder

         4.2**         Certificate of Designation of the Series A Preferred Stock of Bolder

         4.3**         Amendment to Certificate of Designation of the Series A Preferred Stock of Bolder

         4.4***        Certificate  of  Designation of the Series B Junior  Participating  Preferred  Stock of
                       Bolder

         4.5*          Amended and Restated Bylaws of Bolder

         4.6**         Amendment to the Amended and Restated Bylaws of Bolder

         4.7**         Specimen stock certificate representing shares of Series A Preferred Stock of Bolder

         4.8*          Specimen stock certificate representing shares of common stock of Bolder

         4.9***        Rights  Agreement  between Bolder and American  Stock  Transfer & Trust Company,  dated
                       January 23, 1998

         4.10***       Form of Rights Certificate

         4.11#         Indenture

         4.12#         Form of Note

         4.13#         Certificate of Designations for preferred stock

         4.14#         Specimen stock certificate representing shares of preferred stock

         4.15#         Depository Agreement

         4.16#         Specimen depository receipt representing depository shares

         4.17#         Warrant Agreement

         4.18#         Form of Warrant

         5.1#          Opinion of Cooley Godward LLP

         12.1 Statement regarding computation of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges and preferred stock dividends

         23.1          Consent of Arthur Anderson LLP

         23.2#         Consent of Cooley Godward LLP (included in Exhibit 5.1)

         24.1          Power of Attorney (see signature page hereto)

         25.1#         Statement of eligibility of trustee

     ----------------

     #    To be filed by amendment.

     * Previously filed as an exhibit to our Registration Statement on Form SB-2 (Registration No. 333-2500-D) and incorporated herein by reference.

     ** Previously filed as an exhibit to our Registration Statement on Form S-3 (Registration No. 333-41625) and incorporated herein by reference.

     *** Previously filed as an exhibit to our January 23, 1998 Form 8-K and incorporated herein by reference.

     ITEM 17. UNDERTAKINGS.

     (a) Bolder hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

          Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by Bolder pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Bolder hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of Bolder's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (c) Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of Bolder pursuant to the foregoing provisions, or otherwise, Bolder has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by Bolder of expenses incurred or paid by a director, officer or controlling person of Bolder in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, Bolder will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriated jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     (d) Bolder hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by Bolder pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (e) Bolder hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act ("Act") in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, Bolder certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Golden, State of Colorado, on August 31, 1999.

                                           BOLDER Technologies Corporation



                                           By /s/ DANIEL S. LANKFORD
                                             ----------------------------------
                                             Daniel S. Lankford
                                             Chief Executive Officer, President
                                             and Chairman of the Board

     KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Daniel S. Lankford and Joseph F. Fojatsek, his true and lawful attorney-in-fact and agent, each acting alone, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) and all post-effective amendments thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.


         SIGNATURE                                TITLE                                              DATE

     /s/ DANIEL S. LANKFORD
-----------------------------------      Chief Executive Officer, President and Chairman       August 31, 1999
         Daniel S. Lankford              of the Board of Directors
                                         (Principal Executive Officer)
     /s/ JOSEPH F. FOJTASEK
-----------------------------------      Chief Financial Officer and Vice President of         August 31, 1999
         Joseph F. Fojtasek              Finance and Administration, Treasurer, and
                                         Secretary (Principal Financial and Accounting
                                         Officer)
     /s/ WILMER R. BOTTOMS
-----------------------------------      Director                                              August 31, 1999
         Wilmer R. Bottoms

     /s/ WILLIAM D. CONNOR
-----------------------------------      Director                                              August 31, 1999
         William D. Connor

     /s/ DONOVAN B. HICKS
-----------------------------------      Director                                              August 31, 1999
         Donovan B. Hicks

     /s/ DAVID L. RIEGEL
-----------------------------------      Director                                              August 31, 1999
         David L. Riegel

     /s/ CARL S. STUTTS
-----------------------------------      Director                                              August 31, 1999
         Carl S. Stutts

     /s/ ROGER F. WARREN
-----------------------------------      Director                                              August 31, 1999
         Roger F. Warren

                                INDEX TO EXHIBITS


         EXHIBIT
         NUMBER                DESCRIPTION OF DOCUMENT
         ------                -----------------------
         1.1#          Form of Underwriting Agreement

         4.1*          Amended and Restated Certificate of Incorporation of Bolder

         4.2**         Certificate of Designation of the Series A Preferred Stock of Bolder

         4.3**         Amendment to Certificate of Designation of the Series A Preferred Stock of Bolder

         4.4***        Certificate  of  Designation of the Series B Junior  Participating  Preferred  Stock of
                       Bolder

         4.5*          Amended and Restated Bylaws of Bolder

         4.6**         Amendment to the Amended and Restated Bylaws of Bolder

         4.7**         Specimen stock certificate representing shares of Series A Preferred Stock of Bolder

         4.8*          Specimen stock certificate representing shares of common stock of Bolder

         4.9***        Rights  Agreement  between Bolder and American  Stock  Transfer & Trust Company,  dated
                       January 23, 1998

         4.10***       Form of Rights Certificate

         4.11#         Indenture

         4.12#         Form of Note

         4.13#         Certificate of Designations for preferred stock

         4.14#         Specimen stock certificate representing shares of preferred stock

         4.15#         Depository Agreement

         4.16#         Specimen depository receipt representing depository shares

         4.17#         Warrant Agreement

         4.18#         Form of Warrant

         5.1#          Opinion of Cooley Godward LLP

         12.1 Statement regarding computation of deficiency of earnings to fixed charges and deficiency of earnings to combined fixed charges and preferred stock dividends

         23.1          Consent of Arthur Anderson LLP

         23.2#         Consent of Cooley Godward LLP (included in Exhibit 5.1)

         24.1          Power of Attorney (see signature page hereto)

         25.1#         Statement of eligibility of trustee

--------------------

     #    To be filed by amendment.

     * Previously filed as an exhibit to our Registration Statement on Form SB-2 (Registration No. 333-2500-D) and incorporated herein by reference.

     ** Previously filed as an exhibit to our Registration Statement on Form S-3 (Registration No. 333-41625) and incorporated herein by reference.

     *** Previously filed as an exhibit to our January 23, 1998 Form 8-K and incorporated herein by reference.